082-04620

ventracor

RECEIVED
2006 AUG -8 A 9:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

asx announcement

06015812

Preparing for European Market Launch

SYDNEY, Australia, 19 June 2006: Ventracor Limited (ASX: VCR) today announced the first patient had been implanted with the VentrAssist in a new study designed to build on clinical momentum from the CE Mark Trial and prepare for European market launch.

The BRACE study (Baseline Results And Cost Effectiveness) will add to the body of evidence for the performance of the VentrAssist left ventricular assist device (LVAD) in up to 10 new centres in Europe. The new centres are in addition to the current Australian, NZ and European sites.

The BRACE study is a key component of Ventracor's commercialisation strategy to rapidly grow revenues after the anticipated CE Mark approval in early 2007.

The cost-effectiveness results of the BRACE study will also be used to help obtain or increase reimbursement in key European markets.

After approval by the Regional Hospital Ethics Committee in Oslo, Norway, the first patient in the BRACE study, a 16 year-old girl was implanted last week.

Principal Investigator Dr Arnt Fiane at Rikshopitalet – Radiumhospitalet Medical Centre said: "We are excited about participating in the BRACE study for this potentially world-leading life-saving technology." Dr. Fiane added the patient was making a satisfactory recovery.

Ventracor Limited Chief Operating Officer Peter Crosby said: "We are very conscious that regulatory approval does not immediately equate to market acceptance.

"The BRACE study builds on the CE Mark Trial to expand clinical knowledge and understanding of the VentrAssist."

"By the time the VentrAssist receives CE mark approval later this year, we expect to have many more centres implanting the VentrAssist under the BRACE protocol and we can rapidly move to grow revenues from this established customer base.

"There have now been more VentrAssist third generation (3G) centrifugal LVADs implanted than all third generation centrifugal pumps from all our competitors combined," Mr Crosby said.

The BRACE study protocol was developed with Ventracor's global clinical investigators, statistical consultants and international Scientific Advisory Board. It has a similar inclusion and exclusion criteria to the successful CE Mark Trial and will gather data on long-term and short-term patient outcomes.

About Ventracor

Ventracor is a global medical device company which has developed a blood pump, the VentrAssist left ventricular assist device (LVAD) for patients in heart failure. Ventracor plans to bring the VentrAssist to the global market

PROCESSED
AUG 08 2006
THOMSON FINANCIAL

For further information, please contact:
Andrew Geddes
Manager, Investor Relations
Ventracor Limited
+ 61 2 9406 3086

ventracor
the heart company

investor update

first quarter 2006 ventracor.com

Achievement summary

More than 50 implants at nine centres worldwide.

First and only 3G LVAD in US clinical trials today.

Largest number of 3G centrifugal pumps implanted worldwide.

Revenues growing as more centres begin to implant the VentrAssist. Regulatory approval to allow European marketing is anticipated early next year.

Successful recent fund raising now gives Ventracor the resources to consolidate its role at the forefront of the global market for Left Ventricular Assist Devices (LVADs) and accelerate the ongoing commercialisation of its VentrAssist third generation (3G) LVAD.

CE Mark Trial recruitment complete – with positive results to date.

Senior appointments in Europe and the US lay the foundation for continued rapid expansion of clinical trials.

Capital raising receives strong market support

Ventracor's successful institutional share placement and renounceable rights issue for all shareholders received exceptional support.

The raising attracted a number of new institutional investors, who support the potential in Ventracor's future.

The Company had cash of approximately $60 million at the end of April 2006.

These funds are targeted for the continued funding of the clinical trials, regulatory approvals, advanced product development and the global commercialisation of the VentrAssist.

We are grateful for the continued strong level of investor interest and support which is seen as an endorsement of Ventracor's overall strategy and the progress we have made towards achieving regulatory approval and commercial sales of the VentrAssist.

Ventracor remains on track to achieve key milestones and revenue expansion.



Precision: *Ventracor's investment in manufacturing means that the Company will have*

Revenue generation and expansion

In October 2005 Ventracor announced revenues in the US and Europe from sales of the VentrAssist. Revenues will reflect the number of devices implanted in the US clinical trial, and will increase once CE Mark approval is gained and European revenues start to grow. Revenue growth is likely to be inconsistent in the early years of development of our business.

The 2007 financial year will be one of revenue growth as we execute our European marketing and sales program and expand the US clinical trials.

American College of Cardiology and American Heart Association Practice Guidelines announced in 2005 state that LVADs (like the VentrAssist) are an option for selected patients in end stage heart failure.

In the US, the procedure for implantation of an LVAD is reimbursed, even during clinical trials. This means LVAD companies can charge for devices and earn revenue during clinical trials.


Indicative clinical and regulatory timelines
2006
2007
2008
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
European CE Mark Trial
Completion of patient recruitment
Patient follow up to required statistical end points
Regulatory submissions
CE Mark approval and first commercial sales in Europe
US Feasibility Trial
Completion of patient recruitment
Patient follow up to required statistical end points & regulatory submissions
Obtain regulatory approval
US Bridge to Transplant Pivotal Trial
Finalise the protocol and obtain regulatory approval to commence patient enrolment
Patient recruitment
Patient follow up to required statistical end points
Pre-Market Approval application to the FDA (Q1 09)
Receipt of FDA Pre-Market Approval (Q3 09)
US Destination Therapy Trial
Finalise the protocol & obtain regulatory approval to start
Patient enrolment
Revenues
Revenues
Minimum duration
Range of anticipated completion times
Revenues

CE Mark application underway

Our clinical, regulatory and quality assurance teams are now working hard to complete the application for CE Mark approval to begin selling the VentrAssist in Europe. This follows the successful completion of enrolment in the CE Mark Trial in February 2006.

We have been building awareness in Europe for some time now and have a team of highly experienced technical support people in place in Europe. We are also busy laying the groundwork for first sales and support in 2007, which will give us an important revenue stream.

With European sales anticipated to grow after CE Mark approval, we are confident we can continue to build on our achievements and create a profitable, sustainable, scalable global business.

World-class Australian manufacturing

Ventracor has now commissioned its new equipment for coating the diamond-like carbon material on the internal components of the VentrAssist. The coater is the only one of its kind in Australia and Ventracor is the only LVAD manufacturer in the world to use this advanced technology. By bringing manufacturing processes like coating in-house we are reducing our unit costs, controlling the quality of each device and managing risks. Our facility is staffed by over 100 highly skilled local and international specialists.



Diamond-like: *At the heart of our intellectual property is the VentrAssist's unique patented hydrodynamically suspended impeller. Its diamond-like carbon coating on blood contacting surfaces is intended to lead to low thrombosis and reduced anti-coagulation requirements.*

Building global awareness

Ventracor presented and exhibited at the 2006 annual meeting of the International Society of Heart and Lung Transplantation (ISHLT) in Madrid, Spain.

All the major international players in the LVAD space presented or exhibited at this important event. The event attracts an audience of more than 3,000 medical professionals involved in the management and treatment of heart and lung transplant patients around the world.

Our focus at ISHLT was to grow and strengthen the excellent collaborative relationships we have with leading LVAD implanting centres in Europe and US.

Several members of Ventracor's Scientific Advisory Board (SAB) were present along with Chief Scientific Officer Dr John Woodard, whose presentation was widely acclaimed.

Our focused and strong presence at ISHLT is another example of how we are working to position our Company for success and build global awareness among surgeons and cardiologists in anticipation of CE Mark approval and the subsequent launch of the VentrAssist in the major market of Europe in 2007. See *www.ishlt.org* for additional information.

Outstanding International Scientific Advisory Board

Prof. Robert Kormos (Chairman) – Surgeon UPMC, Pennsylvania USA

Prof. Jim Antaki – BME, Carnegie Mellon University, Pennsylvania USA

Prof. Harvey Borovetz – BME, UPMC, Pennsylvania USA

Prof. John Eikelboom – Hematologist, McMaster University, Canada

Prof. Don Esmore – Surgeon, The Alfred hospital, Melbourne Australia

Prof. Mariell Jessup – Cardiologist, University of Pennsylvania USA

Prof. David Kaye – Cardiologist, The Alfred Hospital, Melbourne Australia

A/Prof. Anne Keogh – Cardiologist, St Vincent's Hospital, Sydney Australia

A/Prof. Bob Salamonsen – Intensivist – The Alfred Hospital, Melbourne Australia

Mr. Steven Tsui – Consultant Surgeon, Papworth Hospital, Cambridge UK

VentrAssist patient stories attract national interest

Our progress continues to attract acknowledgement and recognition from the local and international media. A recent report on ABC TV in Australia featured a VentrAssist patient who has enjoyed two and a half years of good quality life and continuous support. The surgery was performed by a team led by Professor Don Esmore at The Alfred Hospital in Melbourne.



Recognition: *Principal investigator of the CE Mark Trial for approval in Europe, Professor Don Esmore.*



"Oh, yes! I feel normal. I don't feel there's something wrong with me because I'm with my family and we're all laughing and smiling and having fun, rather than sitting around a hospital bed."

Smiling: *Victorian teenager Kimberly Cowcher, the youngest Australian to receive a VentrAssist.*

Q&A

Understanding the steps to regulatory approval for sales

Many shareholders have asked for detailed information about the regulatory and clinical trial approval process. In this extended section we give you an overview of the steps involved. We think it will help shareholders to better assess the progress Ventracor is making to globally commercialise the VentrAssist.

Ventracor is advancing on the path toward achieving the regulatory approvals necessary to sell the VentrAssist in the US and Europe. We are taking a strategic approach to achieving regulatory approvals in the fastest possible time.

Why does Ventracor require regulatory approval?

Medical devices, like the VentrAssist are regulated in most countries, including Australia, USA and Europe. Devices cannot be supplied without regulatory approval in each of those jurisdictions. The regulatory approval process is therefore a necessary step to commercial release of the VentrAssist in each of these markets.

What are the steps to achieving regulatory approval?

The main objective of regulatory bodies and the frameworks that govern the market approval process is to ensure that sufficient evidence is gathered to demonstrate a device's safety and efficacy as claimed in the device labelling. In addition, the regulatory approval process involves independent certification that a company's design processes and quality system meet international standards and regulations. Although there are differences in the steps to approval across the US, Europe and Australia, the human clinical trial is an essential part of the process in all jurisdictions.

What about the US regulatory process?

The US regulations require that the Company demonstrate that a product is both safe and effective before regulatory approval is granted, and that the Company's quality system and design controls comply with the US medical device regulations. Clinical trials are conducted under a regulatory umbrella called an Investigational Device Exemption (IDE).

An IDE exempts both the Company and the device from certain laws covering marketed devices and enables an unapproved device to be the subject of a clinical trial under controlled conditions for the purposes of gathering data.

Ventracor submitted its IDE application to conduct a bridge-to-transplant (BTT) trial to the FDA in December 2004.

Once the results from the clinical trial are complete, and the device meets the performance targets established in the clinical trial protocol for reliability, clinical safety, and clinical efficacy, the results can be compiled and form part of the application to obtain a Pre-Market Approval (PMA). Other parts of the PMA Application include extensive documentation about the Company's design processes, quality systems, and internal systems for receiving and managing complaints. Once the FDA is satisfied with the PMA Application (which may take some time and several iterations), the results are presented to a PMA Panel comprised of independent advisors to the FDA, who have not been part of the device's clinical trial, and are unaffiliated with the Company. The PMA Panel makes a recommendation to the FDA which then decides on approval. With approval, marketing can commence.

Why start with Bridge to Transplant?

The FDA has required separate clinical trials for Bridge To Transplant (BTT) indication and Destination therapy (DT) indication.

FDA approval for a BTT indication is the starting point because an LVAD approved for BTT use is implanted on a temporary basis (the aim being to provide heart failure patients with a bridge to heart transplantation).

In addition, BTT clinical trial end points can, in theory, be reached sooner than for a Destination Therapy indication – which aims to provide heart failure patients with long term circulatory support.

Why does a feasibility study have to be undertaken?

In the US a feasibility study is required before a Pivotal trial can begin to gain comfort and confidence in the device prior to starting a larger and more costly pivotal clinical trial. Thus the feasibility study is an 'insurance policy' for both the company and the FDA. Once enrolment in the feasibility study is completed, Ventracor must submit to the FDA the data collected during the study. The FDA will review the data as part of the approval process allowing Ventracor to proceed to a Pivotal trial.

In July 2005, the first VentrAssist device was implanted in a US patient at the University of Maryland Medical Centre in Baltimore. The implant was the first of Ventracor's Feasibility Study involving 10 implants in up to five major US centres. Ventracor aims to complete enrolment of its feasibility trial by the end of the first half of 2006. It is possible that the Company may decide to expand the Feasibility Study to additional centres and for more implants, if this will help achieve the long-term strategic goal of FDA approval to commence commercialisation in the US.

See *ventracor.com* for more information about the regulatory process and our achievements as we build a profitable and sustainable global business.

Investor updates

Our aim is to keep all shareholders informed in a timely manner. This Ventracor update and other relevant investor information is available online on our website *www.ventracor.com*

Announcements to the Australian Stock Exchange and other public announcements are posted on a timely basis on the Ventracor website. If you would like to be informed of our progress by email, please register at our website or send an email to *info@ventracor.com*

Australia
Ventracor Limited
126 Greville Street
Chatswood
Sydney NSW 2067
Australia
T: +61 2 9406 3100
F: +61 2 9406 3101
E: info@ventracor.com
W: www.ventracor.com

USA
Ventracor Inc
PO Box 60461
Glendale CO 80246-0461
USA
T: +1 (888) 582 3827
F: +1 (215) 895-9639

Europe
Ventracor (UK) Ltd
10 Wellington Street
Cambridge CB1 1HW, UK
T: +33 6 9927 0706
F: +33 4 2623 6711

ventracor

asx announcement

Notice to ASX pursuant to Listing Rule 3.11.2

Sydney Friday 5 May 2006: Ventracor Limited (ASX:VCR) today announced pursuant to Listing Rule 3.11.2, a change to the exercise price of its employee, executive and director options in accordance with the terms and conditions relating to the options as set out in the Prospectus dated 16 November 2001.

Under the terms and conditions of the options, the exercise price of the options shall be reduced according to the formula specified in Listing Rule 6.22.2 in the circumstances that Ventracor makes a pro-rata issue of securities (except a bonus issue) to members (other than an issue in lieu or in satisfaction of dividends or by way of divided reinvestment).

Accordingly, following the finalisation of the rights issue on 21 April 2006, the exercise price of the options issued by Ventracor will be adjusted as a result of the rights issue announced on 13 March 2006. The exercise prices are adjusted in accordance with the terms and conditions of the options and Listing Rule 6.22.2 as follows:

Vesting Date of Options	Old Exercise Price	Exercise price after September 2003 fund raising	New Exercise Price
30 November 2002	$0.77	$0.74	$0.73
30 November 2003	$1.05	$1.02	$1.01
30 November 2005	$1.40	$1.37	$1.36

The recalculations of these adjusted exercise prices have been reviewed by Ventracor's independent auditors.

About Ventracor
Ventracor is a global medical device company which has developed a blood pump, the VentrAssist left ventricular assist device (LVAD) for patients in heart failure. Ventracor plans to bring the VentrAssist to the global market.

For further information, please contact:

Jane Wilder
Company Secretary
Ventracor Limited
02 9406 3100

Andrew Geddes
Manager, Investor Relations
Ventracor Limited
02 9406 3086

ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

17 March 2006

Notice under Section 708A

The company today issued 28,963,559 ordinary shares via a placement. In accordance with section 708A(5)(e) of the Corporations Act 2001 (the "Act"), the Company advises as follows:

- this notice is being given under paragraph 708A(5)(e) of the Act;
- the Company issued 28,963,559 ordinary shares under the placement without disclosure to investors under Part 6D.2 of the Act;
- as at the date of this notice, the Company has complied with the provisions of Chapter 2M of the Act as they apply to the Company;
- as at the date of this notice, the Company has complied with section 674 of the Act; and
- all information of the kind that would be required to be disclosed to the market for the purposes of section 708A(6)(e) of the Act has been disclosed to Australian Stock Exchange Limited.

Ventracor shareholders with questions about their entitlement under the Renounceable Rights Issue should contact their stockbroker, professional adviser or Ventracor's share registry:

Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000
Telephone: (612) 8280 7454 or 1300 554 474

A copy of the Renounceable Rights Issue prospectus is available through *www.ventracor.com*

ventracor

asx announcement

'World Class' Manufacturing Supports CE Marking Approval

SYDNEY Australia 31 July 2006: Ventracor Limited (ASX: VCR) said today its quality management system had been recommended for formal certification under the international standards system for medical devices.

Ventracor Chief Executive Officer Peter Crosby said certification under the international standards covering medical devices would further endorse Ventracor as a world class manufacturer.

"Certification of Ventracor's quality system is a key part of regulatory compliance that allows the company to apply the CE Marking to its products for sale in Europe under the *Active Implantable Medical Device Directive*. It also provides the basis for approval into other international markets which recognise the CE Marking," he said.

"The independent auditors, who spent the past week at our Sydney facility, were clearly very impressed.

"They described our process validation as 'world class' and have indicated they will recommend Ventracor for formal certification as soon as possible.

"People who use our product can be confident it meets the very highest levels of quality assurance for medical devices.

"The auditors also noted Ventracor's company-wide total commitment to quality," Mr Crosby said.

Mr Crosby confirmed the company expects to achieve CE Marking approval and first commercial sales in Europe by the first quarter of next year.

The team of auditors from the British Standards Institute (BSI) spent the past week at Ventracor's Sydney facility conducting an exhaustive evaluation of processes used to control quality during the design, development, manufacture and distribution of the VentrAssist left ventricular assist device (LVAD).

The quality system audit is part of a three-step process for approval to apply the CE Marking and sell in Europe. This involves submission of a design dossier (submitted in May), a Quality System Audit, (now complete) and compilation of the results of clinical trials which is underway.

The letters 'CE' on a manufactured product indicate it can be legally sold in the European Union.

The VentrAssist has been implanted in more than 60 people ranging in age from 10 to 76 at leading heart transplant centres in Europe, Australia, New Zealand and the US.

Ventracor is a global medical device company which has developed the VentrAssist for patients with heart failure. Ventracor plans to bring the VentrAssist to the global market.

For more information, visit www.ventracor.com or contact:

Peter Crosby
Chief Executive Officer
Ventracor Limited
+ 61 2 9406 3100

Andrew Geddes
Manager, Investor Relations
Ventracor Limited
+61 2 9406 3086

ADITIONAL INFORMATION

Remuneration & Termination Information

Mr Crosby

Mr Crosby's total fixed remuneration package will be $650,000 per annum plus an annual incentive to a maximum of 50% of the total remuneration (initially $325,000) based on the achievement of specifically agreed short term performance hurdles consistent with the Company's short term objectives, the approved Budget and the Company's Business Plan.

The contract is for an initial two year term which is renewable. The total fixed remuneration includes provision of a Living Away From Home allowance to reflect the need for Mr Crosby to move his primary residence to Australia. Other relocation costs will be reimbursed. On termination under certain circumstances, Mr Crosby will be entitled to 12 months fixed Remuneration.

Subject to shareholder approval, Mr Crosby will be entitled to participate in a long term incentive plan involving up to 4 million performance shares vesting over the next three years based on the achievement of the specific performance milestones based on the Company's Business Plan & set out in the Prospectus dated 13 March, 2006 for the Rights Issue completed on 21 April, 2006.

The rules for this incentive include forfeiture of the performance shares for non achievement. In the event shareholders do not approve the proposed plan for Mr Crosby, he will be entitled to a cost sum equivalent to the value of the shares subject to the same performance milestones.

The proportion of Mr Crosby's total potential remuneration which is at risk and subject to performance criteria is 78%.

Dr Sutton

Dr Sutton will be engaged as a Consultant to the Board and the new CEO as necessary for three months to 1 November, 2006. The remuneration for this role will be the same as his current monthly remuneration as CEO. Dr Sutton's short term incentive plan will be assessed against the agreed performance targets for the period to 30 June, 2006, in accordance with normal procedures and the payment approved by the Board will be paid after 1 July, 2006. The maximum amount payable is $75,000.

ventracor

asx announcement

Ventracor Announces New CEO

SYDNEY, Australia, 28 June 2006: Ventracor Limited (ASX: VCR) has announced the appointment of Mr Peter Crosby as its new CEO replacing Colin Sutton PhD who is retiring.

Dr Sutton's retirement is in accordance with the timeline agreed at the time of his appointment and has the full support of the Board.

Mr Crosby, who takes up the appointment in August, has been Ventracor's Chief Operating Officer for the past 17 months.

Announcing the appointment, Ventracor Chairman, John Massey, said the appointment of Mr Crosby enables a seamless transition at a critical time for the company and builds on the strong progress made by Dr Sutton.

"We are making very good progress in our clinical trials which are all-important to obtaining regulatory approvals and Ventracor has a distinct requirement for a CEO with a strong commercial orientation.

"Since the time of Dr Sutton's appointment, Ventracor has built its manufacturing, clinical and regulatory teams, and its quality systems, as well as creating momentum in the demanding process of gaining regulatory approval through clinical trials. Dr Sutton has been a CEO for the times and I acknowledge his extremely valuable contribution.

Dr Sutton said he was pleased to be handing over management of Ventracor to someone of Mr Crosby's experience and commercial acumen. "He will lead Ventracor into its next phase with energy and skill. The company is well positioned, it has a great team with a very positive outlook and, given Mr Crosby has been with the company for 17 months, the handover will ensure that momentum is sustained," Mr Massey said.

Dr Sutton will be staying on as a consultant to both the board and Mr Crosby for three months to ensure the smoothest possible transition.

Mr Massey said the Board had for some time anticipated the next critical phase of Ventracor's development. Following a global executive search by an external adviser, Peter Crosby was confirmed as the Board's choice to drive strong performance in the future.

"Now that our manufacturing and quality processes are in place, our unwavering focus is to drive clinical trials and gain regulatory approval in Europe and the USA so that we can begin to generate increased revenues as a successful global business."

"We anticipate CE Mark approval by the first quarter of 2007 and we are continuing to make progress in the US clinical trials targeted at US regulatory approval."

"Peter Crosby has more than 20 years' experience in the global commercialisation of cardiac medical devices and his 'fit' with the company at this time is ideal," Mr Massey added.